UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 9, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 6, 2020, 2020 announcing Turkcell’s Third Quarter 2020 results and Q3 2020 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

THIRD QUARTER 2020 RESULTS

“TARGETS RAISED

ON THE BACK OF A SOLID SET OF RESULTS”

Third Quarter 2020 Results

Contents

HIGHLIGHTS
COMMENTS BY MURAT ERKAN, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	7
OPERATIONAL REVIEW OF TURKCELL TURKEY	10

TURKCELL INTERNATIONAL
lifecell	11
BeST	12
Kuzey Kıbrıs Turkcell	12
FINTUR	12
TURKCELL GROUP SUBSCRIBERS	13

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	13

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	14

Appendix A – Tables	16

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have three reporting segments:

o	“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o	“Other subsidiaries” which is mainly comprised of our call center business revenues, financial services revenues, energy business revenues and inter-business eliminations.

•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for September 30, 2020 refer to the same item as at September 30, 2019. For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2020, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the third quarter and nine months of 2019 and 2020 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

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Third Quarter 2020 Results

FINANCIAL HIGHLIGHTS

TRY million	Q319	Q320	y/y%	9M19	9M20	y/y%
Revenue	6,587	7,649	16.1%	18,453	21,232	15.1%
EBITDA[1]	2,839	3,394	19.6%	7,673	9,027	17.7%
EBITDA Margin (%)	43.1%	44.4%	1.3pp	41.6%	42.5%	0.9pp
EBIT[2]	1,641	1,877	14.4%	4,031	4,687	16.3%
EBIT Margin (%)	24.9%	24.5%	(0.4pp)	21.8%	22.1%	0.3pp
Net Income	801	1,211	51.1%	2,491	2,935	17.8%

THIRD QUARTER HIGHLIGHTS

•	Robust financial performance achieved in the normalization period:

o	Group revenues up 16% with Turkcell Turkey’s topline growing 18%, driven mainly by strong ARPU performance and equipment revenues supported by digital channels and corporate projects

o	EBITDA up 20% resulting in an EBITDA margin of 44.4%; EBIT up 14% leading to an EBIT margin of 24.5%

o	Standalone digital services revenues up 28%; Digital business solutions revenues up 40%; Paycell non-group revenues up 85%

o	Strong free cash flow[3] generation of TRY1 billion

o	Net income up 51% year-on-year on the back of solid operational performance and prudent financial risk management; highest quarterly level generated from operations

o	Leverage at 0.8x, despite FX fluctuations; long FX position at US$31 million

o	TRY812 million dividend distribution approved at the General Assembly held on October 21st

•	Solid operational performance:

o	Turkcell Turkey subscriber base up by 382 thousand quarterly net additions

o	317 thousand quarterly mobile postpaid net additions; postpaid subscriber share at 64%

o	Mobile ARPU[4] growth of 14.0% year-on-year on higher postpaid share and increased data and digital services usage

o	Data consumption of 4.5G users at 14.1 GB in Q320

o	Residential fiber ARPU growth of 9.4% year-on-year

o	Superbox[5] subscribers up to 551 thousand on 60 thousand quarterly net additions

o	Digital channels’ share in Turkcell Turkey consumer sales (excluding fixed business) at 12%

•	New era with the change in ownership

o	Simplified ownership structure; enhanced corporate governance

•	We revise our guidance[6] for 2020 upwards. Accordingly, we target revenue growth of 14%-15%, EBITDA margin of 41%-42%, EBIT margin of 20%-21% and operational capex over sales ratio[7] of ~19%.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Free cash flow calculation includes EBITDA and the following items as per IFRS cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid

(4) Excluding M2M

(5) Superbox subscribers are included in mobile subscribers.

(6) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2019 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(7) Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2020, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

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Third Quarter 2020 Results

COMMENTS BY MURAT ERKAN, CEO

Continuous and strong growth across all our operations

The third quarter of 2020 became a period in which the effects of the COVID-19 pandemic were swiftly recovered from within the framework of Turkey’s normalization program. In the new order, digitalization came to prominence for both individuals and institutions, mainly in the form of remote education, remote working and tele-medicine. Through our strong infrastructure, innovative digital services and solutions and customer-oriented business approach, we, as Turkcell Group, pioneer this digital transformation as we have done to date. Ensuring the sustainability of this transformation and delivering the services that form the digital backbone for Turkey over the coming decade remain our primary objectives.

While this quarter has been one of transition to the new normal, we have achieved financial results above expectations thanks to our business model and practices adapting swiftly to changing conditions. We registered TRY7.6 billion consolidated revenues on a yearly increase of 16.1%. Consolidated EBITDA1 reached TRY3.4 billion with an EBITDA margin of 44.4% on a 1.3 percentage point rise. Net income rose 51% to TRY1.2 billion, the highest quarterly level we generated from our operations to date. With these results, we recorded 15.1% yearly growth with TRY21.2 billion revenues and TRY9 billion EBITDA on an increase of 17.7% in the first nine-months.

Taking into consideration these strong results and our expectations for the remainder of the year, we revise our guidance2 for 2020 upwards. Accordingly, we raise our consolidated revenue growth to 14% - 15%, EBITDA margin to 41% - 42% and EBIT3 margin to 20% - 21%. We expect the Group’s operational capex to sales ratio4 at around 19%, due mainly to local currency depreciation.

We continue to strengthen our customer base

Responding swiftly with solutions to changing customer demands has been among our priorities during this period. TurkcellBiz, with which tariff plans can be used jointly with family and friends, and Dev Paketler (Mega Plans), by which annual data quotas may be purchased have been among our firsts in the sector. Our strategy of ever standing by our customers’ side, as well as our innovative and comprehensive tariffs and additional benefits offered with which we pioneer the sector, such as Shake&Win, have led us to gain a net 382 thousand subscribers in the third quarter. Our postpaid customer base has increased by a net 317 thousand subscribers. Mobile blended ARPU5 has reached TRY52.0 on an increase of 14% year-on- year with the effect of rising data and digital service usage and upsell to higher plans. In this quarter, in which smart phone penetration has reached 80%, average mobile data consumption has been 12.2 GB on a quarterly rise of 51%.

Despite the seasonal weakness of fixed internet demand given the mobility of our customers during the summer, we have met continued strong demand with a new array of tariff plans; we gained a net 45 thousand fiber customers during the quarter. Thus, total fixed broadband subscribers reached 2.4 million. Our Superbox product, with which we pioneered the market, reached 551 thousand subscribers by 2.5 times that of the past year with a net increase of 60 thousand new customers enjoying uninterrupted home internet service at fiber speed over the mobile network.

This quarter, we have reinforced the usage habits of our customers who became acquainted with our digital channels due to the pandemic in the second quarter, with smart offers and win-win deals. As visitors to digital channels reached 28 million, our conversion to sales ratio has doubled on an annual basis. And as the additional data plan purchases and TL top-up transaction volume over our digital channels has increased by 3.1 times on an annual basis, 12% of the consumer sales of Turkcell Turkey (excluding our fixed business) were registered over

4

Third Quarter 2020 Results

digital channels. In the upcoming periods we will continue to focus on sales through digital channels, which positively impacts our operational costs.

We continue to meet the requirements of the era through our three key strategic focus areas

The stand-alone revenue of our digital services, one of the three key strategic focus area, has risen by 28% year over year in this quarter. Through our product TV+ Ready we offer the opportunity to turn every television into a smart TV thanks to the embedded TV+ application. Within the scope of offering digital communication solutions, and in a first, we have duplicated our BiP application into a closed platform for the company ASELSAN, ensuring that the intra-company correspondence of around 8 thousand employees is conducted securely over a national and domestic application. Again, in this quarter, we have extended our portfolio by introducing our lifebox transfer service, ensuring safe and secure file sharing.

Digital business solutions, another strategic focus area, has grown by 40% year over year in revenue terms this quarter. Also this quarter, we launched Turkcell Multiple Cloud service, by which we will offer our corporate customers the convenience of global cloud services procurement, end-to-end management, project and consultancy services in line with our service strategy from a single point of contact. We are the only service provider delivering service in Turkey with the cloud security standard assurance determined by the International Organization for Standardization (ISO) through our cloud services, marking another solution of ours for the digital transformation of corporates. We have also launched “Secure Digital Signature” and “Turkcell Digital Archive” services for our corporate customers. We initially started using digital signature protected by developed security protocols within our own company. By means of this service that ensures the digitalization of companies’ processes involving signatures, and that facilitates the process of archiving and accessing documents, we offer operational efficiency. We also contribute to our sustainability targets through savings in paper consumption. Also this quarter, our business partnerships with global suppliers continued, and we have raised the number of such corporations to 20.

With regards to our tech-fin business, the third strategic focus, Paycell has continued its growth riding the tailwind of the pandemic, having reached 4.6 million users and increased its non-group revenue by 85% on a yearly basis. In use at 11 thousand member merchants as of quarter-end, Paycell has launched mobile POS as another innovative solution. In compliance with related legislation, and being the first Android POS device for which an application was filed with the Revenue Administration Authority, Paycell Android POS offers cost and efficiency advantages to member merchants, while providing the processes of collection, inventory monitoring and e-invoice over a single platform.

Sustainability is our focus in every field

As we produce the technologies of the future, sustainability remains a focal point in all our corporate collaborations and processes by means of our digital products and services. At the last meeting of the United Nations Global Compact CFO Taskforce, of which we are one of the founding members representing Turkey, we determined four critical areas for sustainable development initiatives. Our objective is to reflect Turkcell’s success in the field of sustainability onto the field of financing. Additionally, we have provided our employees the online training on “Sustainable Business Development in the Mobile Sector” of the World GSM Association (GSMA), thereby leading the way. We will continue to share our targets and efforts in the area of sustainability with all our stakeholders.

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Third Quarter 2020 Results

We continue generating cash

The Group net debt over EBITDA ratio had reached 0.8x as of September-end with an improvement of 0.2x compared to the same period of last year. We generated free cash flow6 of TRY1 billion from our operations on the back of strong liquidity and prudent financial management. Despite currency volatility, we have maintained our profitability thanks to FX cash in hand as well as derivative instruments held to eliminate foreign currency risk.

New shareholder; new era

There were two important outcomes for our shareholders at our ordinary general assembly meeting held on October 21st. First, it was resolved that the dividend of TRY812 million corresponding to the highest distribution ratio permitted by relevant legislation, would be distributed to our shareholders on November 30th from our profit for the year 2019. Secondly, following the approval of the related resolutions at the AGM, share transfers were completed. And hence, Turkey Wealth Fund became the largest shareholder of our Company with its 26.2% stake, while LetterOne raised its stake in the Company to 24.8%. Looking at the 26-year history of Turkcell, I consider this change to be a milestone. I trust that we will register great results for our Company and our country in this new era with Turkey Wealth Fund, which has already declared its support for our strategy, and that it perceives great value at Turkcell.

We extend our thanks to all our employees for their contribution to our success, and to our Board of Directors for their confidence in us and their invaluable support. We also express our gratitude to our customers and business associates standing by us at all times on our journey to success.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2019 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(4) Excluding license fee

(5) Excluding M2M

(6) Free cash flow calculation includes EBITDA and the following items as per IFRS cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid

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Third Quarter 2020 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)		Quarter		Nine Months
	Q319	Q320	y/y%	9M19	9M20	y/y%
Revenue	6,586.9	7,649.5	16.1%	18,453.4	21,231.6	15.1%
Cost of revenue[1]	(3,081.8)	(3,727.2)	20.9%	(8,830.6)	(10,423.1)	18.0%
Cost of revenue1/Revenue	(46.8%)	(48.7%)	(1.9pp)	(47.9%)	(49.1%)	(1.2pp)
Gross Margin[1]	53.2%	51.3%	(1.9pp)	52.1%	50.9%	(1.2pp)
Administrative expenses	(186.8)	(184.2)	(1.4%)	(562.3)	(538.9)	(4.2%)
Administrative expenses/Revenue	(2.8%)	(2.4%)	0.4pp	(3.0%)	(2.5%)	0.5pp
Selling and marketing expenses	(353.8)	(295.6)	(16.4%)	(1,170.3)	(972.2)	(16.9%)
Selling and marketing expenses/Revenue	(5.4%)	(3.9%)	1.5pp	(6.3%)	(4.6%)	1.7pp
Net impairment losses on financial and contract assets	(125.7)	(48.5)	(61.4%)	(217.5)	(270.1)	24.2%
EBITDA[2]	2,838.7	3,393.9	19.6%	7,672.6	9,027.3	17.7%
EBITDA Margin	43.1%	44.4%	1.3pp	41.6%	42.5%	0.9pp
Depreciation and amortization	(1,197.7)	(1,516.6)	26.6%	(3,641.7)	(4,340.2)	19.2%
EBIT[3]	1,640.9	1,877.3	14.4%	4,030.9	4,687.1	16.3%
EBIT Margin	24.9%	24.5%	(0.4pp)	21.8%	22.1%	0.3pp
Net finance income / (costs)	(521.2)	(294.7)	(43.5%)	(1,513.3)	(749.8)	(50.5%)
Finance income[4]	(82.2)	1,307.8	n.m	252.6	2,435.5	864.2%
Finance costs[4]	(439.1)	(1,602.5)	265.0%	(1,765.9)	(3,185.3)	80.4%
Other income / (expense)	(92.8)	(11.2)	(87.9%)	(218.4)	(156.4)	(28.4%)
Non-controlling interests	1.9	(0.0)	(100.0%)	(32.2)	(2.5)	(92.2%)
Share of profit of equity accounted investees	1.6	(5.3)	(431.3%)	3.4	(8.6)	(352.9%)
Income tax expense	(229.2)	(355.5)	55.1%	(551.9)	(834.8)	51.3%
Discontinued operations	-	-	n.a	772.4	-	n.a
Net Income	801.3	1,210.6	51.1%	2,490.9	2,935.0	17.8%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(4) Fair value loss and interest expense regarding derivative instruments and the respective fair value gain and interest income regarding derivative instruments are represented on a net basis. Starting from Q219, interest income on financial assets and interest expenses for financial liabilities, both measured at amortized cost, are represented on a net basis. Historical periods were restated to reflect this change.

Revenue of the Group rose 16.1% year-on-year in Q320. This resulted mainly from Turkcell Turkey’s strong ARPU performance on the back of larger postpaid share, and higher data consumption, as well as larger equipment revenues supported by sales on digital channels and corporate projects.

Turkcell Turkey revenues, comprising 87% of Group revenues, rose 17.6% to TRY6,648 million (TRY5,652 million).

-	Consumer segment revenues grew 15.3% driven mainly by the rising postpaid subscriber share, increased data consumption and digital services usage as well as equipment sales.

-	Corporate segment revenues rose 26.4% on the back of strong performance of digital business solutions, which grew 39.6% year-on-year.

-	Wholesale revenues increased to TRY391 million (TRY328 million), on the back of higher international data traffic transmission despite lower roaming revenues impacted by limited mobility.

Turkcell International revenues, comprising 9% of Group revenues, rose 25.3% to TRY658 million (TRY525 million), mainly with the contribution of our Ukrainian operations and the positive impact of currency movements.

Other subsidiaries’ revenues, at 4% of Group revenues, which includes call center revenues, revenues from financial services and energy business revenues were at TRY344 million (TRY410 million).

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Third Quarter 2020 Results

-	Finance company’s revenues were at TRY127 million (TRY218 million) in Q320 impacted by the contraction in the consumer loan portfolio, which declined from TRY2.7 billion as of Q319 to TRY1.9 billion as of Q320. This was due mainly to the installment limitation on consumer loans for telecom devices. The second factor behind the decline in interest income is lower interest rates compared to last year.

-	Our contract with Spor Toto to carry out sports betting operations in Turkey ended as of August 28, 2019.

Excluding finance business and sports betting operations, our consolidated revenue growth was 18.7% year-on-year in Q320.

Standalone digital services revenues grew 27.9% year-on-year in Q320 backed by the increase in the number of standalone users.

Cost of revenue (excluding depreciation and amortization) rose to 48.7% (46.8%) as a percentage of revenues in Q320. This was driven mainly by the increase in cost of goods sold (4.0pp) with higher equipment sales, despite the decrease in treasury share expense (0.6pp), TRX expenses (0.7 pp) and other cost items (0.8pp).

Administrative Expenses decreased to 2.4% (2.8%) as a percentage of revenues in Q320, driven mainly by lower office overhead costs and travel expenses.

Selling and Marketing Expenses declined to 3.9% (5.4%) as a percentage of revenues in Q320. This was driven mainly by the decline in selling expenses (1.1pp) and marketing expenses (0.4pp) as a percentage of revenues.

Net impairment losses on financial and contract assets was at 0.6% (1.9%) as a percentage of revenues in Q320.

EBITDA1 rose by 19.6% year-on-year in Q320 leading to an EBITDA margin of 44.4% (43.1%). This was driven by strong topline growth and disciplined cost controls particularly during the pandemic environment.

-	Turkcell Turkey’s EBITDA rose 23.2% year-on-year to TRY2,946 million (TRY2,392 million) leading to an EBITDA margin of 44.3% (42.3%) in Q320.

-	Turkcell International EBITDA grew 25.8% year-on-year to TRY298 million (TRY236 million) with an EBITDA margin of 45.2% (45.0%) in Q320.

-	The EBITDA of other subsidiaries stood at TRY151 million (TRY211 million) in Q320.

Depreciation and amortization expenses increased 26.6% year-on-year in Q320.

Net finance expense decreased to TRY295 million (TRY521 million) in Q320. This was driven mainly by lower net FX loss after hedging, lower interest expense on financial assets and liabilities, and higher interest income on time deposits.

See Appendix A for the details of net foreign exchange gain and loss.

Income tax expense increased to TRY355 million (TRY229 million) in Q320.

Net income of the Group rose 51.1% to TRY1,211 million (TRY801 million) in Q320, the highest quarterly level we generated from our operations to date. This was driven mainly by solid operational performance as well as prudent financial risk management.

Total cash & debt: Consolidated cash as of September 30, 2020 increased to TRY13,524 million from TRY10,929 million as of June 30, 2020 driven by strong cash flow generation and positive impact of currency movements. Excluding FX swap transactions, 66% of our cash is in US$, 2% in EUR, and 31% in TRY.

Consolidated debt as of September 30, 2020 increased to TRY22,841 million from TRY19,776 million as of June 30, 2020 mainly due mainly to the negative impact of currency movements. Please note that TRY2,065 million of our consolidated debt is comprised of lease obligations.

Consolidated debt breakdown excluding lease obligations:

-	Turkcell Turkey’s debt was at TRY18,958 million, of which TRY10,827 million (US$1,387 million) was denominated in US$, TRY6,154 million (EUR674 million) in EUR, TRY279 million (CNY245 million) in CNY, and the remaining TRY1,698 million in TRY.

-	Finance company had a debt balance of TRY807 million, of which TRY274 million (US$35 million) was denominated in US$, and TRY70 million (EUR8 million) in EUR with the remaining TRY464 million in TRY.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

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Third Quarter 2020 Results

-	The debt balance of lifecell was TRY1,010 million, fully denominated in UAH.

TRY1,183 million of lease obligations is denominated in TRY, TRY20 million (US$3 million) in US$, TRY173 million (EUR19 million) in EUR, and the remaining balance in other local currencies (Please note that the figures in parentheses refer to US$ or EUR equivalents).

Net debt as of September 30, 2020 was at TRY9,317 million with a net debt to EBITDA ratio of 0.8 times. Excluding finance company consumer loans, our telco only net debt was at TRY7,416 million with a leverage of 0.7 times.

Turkcell Group had a long FX position of US$31 million as of September 30, 2020 (Please note that this figure takes advance payments and hedging into account, but excludes FX swap transactions).

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY2,873 million in Q320. In Q320 and 9M20, operational capital expenditures (excluding license fees) at the Group level were at 19.3% and 16.4% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Nine Months
	Q319	Q320	9M19	9M20
Operational Capex	989.5	1,477.5	2,829.1	3,485.3
License and Related Costs	0.4	3.1	1.6	34.7
Non-operational Capex (Including IFRS15 & IFRS16)	628.9	1,392.1	1,948.5	2,674.2
Total Capex	1,618.8	2,872.6	4,779.3	6,194.2

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Third Quarter 2020 Results

Operational Review of Turkcell Turkey

Summary of Operational Data	Q319	Q220	Q320	y/y%	q/q%
Number of subscribers (million)	37.3	36.5	36.9	(1.1%)	1.1%
Mobile Postpaid (million)	19.4	21.2	21.5	10.8%	1.4%
Mobile M2M (million)	2.5	2.6	2.7	8.0%	3.8%
Mobile Prepaid (million)	15.0	12.2	12.2	(18.7%)	-
Fiber (thousand)	1,455.7	1,554.1	1,599.4	9.9%	2.9%
ADSL (thousand)	758.9	702.9	694.0	(8.6%)	(1.3%)
Superbox (thousand)[1]	217.4	490.7	550.5	153.2%	12.2%
Cable (thousand)	33.0	64.9	66.9	102.7%	3.1%
IPTV (thousand)	683.4	772.4	811.1	18.7%	5.0%
Churn (%)[2]
Mobile Churn (%)[3]	2.5%	1.9%	2.4%	(0.1pp)	0.5pp
Fixed Churn (%)	2.1%	1.6%	2.1%	-	0.5pp
ARPU (Average Monthly Revenue per User) (TRY)[4]
Mobile ARPU, blended	42.6	43.1	48.2	13.1%	11.8%
Mobile ARPU, blended (excluding M2M)	45.6	46.6	52.0	14.0%	11.6%
Postpaid	60.9	56.5	62.0	1.8%	9.7%
Postpaid (excluding M2M)	69.5	64.2	70.2	1.0%	9.3%
Prepaid	19.4	19.8	24.0	23.7%	21.2%
Fixed Residential ARPU, blended	64.7	67.5	71.5	10.5%	5.9%
Residential Fiber ARPU	66.1	68.9	72.3	9.4%	4.9%
Average mobile data usage per user (GB/user)	8.1	11.7	12.2	50.6%	4.3%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	420.6	511.9	556.1	32.2%	8.6%

(1) Superbox subscribers are included in mobile subscribers.

(2) Presentation of churn figures has been changed to demonstrate average monthly churn figures for the respective quarters.

(3) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. As a regulatory requirement, we started to disconnect prepaid lines in accordance with new ICTA regulation, which requires deactivation of prepaid lines which lack residency documents by the 6th month of subscription.

(4) We historically recorded all TV-related revenue under Turkcell Superonline and presented the related ARPU under fixed residential ARPU. As previously announced, our TV business has become a separate standalone subsidiary. In order to reflect this change in our organization, we decided to shift mobile OTT TV ARPU from fixed residential ARPU into mobile ARPU. We note that mobile TV revenues are generated by mobile subscribers. IPTV revenues will continue to be recorded under Turkcell Superonline and included under residential fixed ARPU. In order to maintain comparability, we provide ARPU data for the last three years, revised to reflect this change on our investor relations website in financial and operational data spreadsheet.

Our subscriber base in Turkey expanded by 382 thousand net quarterly additions in Q320. We achieved this through our innovative offers focused on improving the lives of our customers and better serving their needs.

On the mobile front, our subscriber base expanded to 33.7 million on 305 thousand quarterly net additions in Q320. Our postpaid subscribers grew on 317 thousand net quarterly additions. Accordingly, our postpaid subscribers reached 63.8% (56.3%) of our mobile subscriber base as at the end of Q320.

On the fixed front, our subscriber base reached 2.4 million on 39 thousand quarterly net additions. Our fiber subscriber base expanded by 45 thousand quarterly and 144 thousand annual net additions. Superbox, our fixed-wireless access offering, registered 60 thousand net additions in Q320. Meanwhile, our IPTV customer base rose to 811 thousand on 39 thousand quarterly and 128 thousand annual net additions.

The average monthly mobile churn rate was at 2.4% in Q320. Meanwhile the average monthly fixed churn rate was at 2.1%.

Our mobile ARPU (excluding M2M) rose 14.0% year-on-year in Q320 on the back of higher postpaid subscriber share as well as increased data consumption and digital services usage.

Our residential fiber ARPU growth was 9.4% year-on-year in Q320. This was driven mainly by upsell efforts and the acquisition of higher revenue generating subscribers.

Average monthly mobile data usage per user rose 50.6% year-on-year to 12.2 GB with the increasing number and data consumption of 4.5G users. Accordingly, average mobile data usage of 4.5G users reached 14.1 GB in Q320. The rising number of Superbox subscribers also had a positive impact on data consumption.

The number of 4.5G compatible smartphones on our network rose to 21.4 million on 378 thousand quarterly additions in Q320, comprising 90% of smartphones on our network. Total smartphone penetration reached 80%.

10

Third Quarter 2020 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data		Quarter		Nine Months
	Q319	Q320	y/y%	9M19	9M20	y/y%
Revenue (million UAH)	1,528.6	1,745.5	14.2%	4,425.9	4,922.0	11.2%
EBITDA (million UAH)	810.5	909.8	12.3%	2,424.9	2,588.0	6.7%
EBITDA margin (%)	53.0%	52.1%	(0.9pp)	54.8%	52.6%	(2.2pp)
Net income / (loss) (million UAH)	(338.3)	36.8	(110.9%)	(898.7)	(148.1)	(83.5%)
Capex (million UAH)	547.7	860.6	57.1%	1,255.5	1,936.7	54.3%
Revenue (million TRY)	346.4	455.5	31.5%	946.5	1,244.2	31.5%
EBITDA (million TRY)	183.6	237.3	29.2%	517.4	654.3	26.5%
EBITDA margin (%)	53.0%	52.1%	(0.9pp)	54.7%	52.6%	(2.1pp)
Net income / (loss) (million TRY)	(76.4)	9.5	(112.4%)	(192.5)	(35.8)	(81.4%)

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues grew 14.2% year-on-year in Q320 in local currency terms. This was driven mainly by subscriber base growth and the rise in voice and data service usage despite the decline in roaming revenues due to limited mobility in the pandemic environment. lifecell’s EBITDA grew 12.3% year-on-year leading to an EBITDA margin of 52.1%. Meanwhile, lifecell registered positive net income in Q320, which was a result of its strong operational performance.

lifecell revenues in TRY terms grew 31.5% year-on-year in Q320 reflecting strong operational performance as well as the positive impact of currency movements. lifecell’s EBITDA in TRY terms rose 29.2%, which led to an EBITDA margin of 52.1%.

lifecell Operational Data	Q319	Q220	Q320	y/y%	q/q%
Number of subscribers (million)[2]	9.0	8.9	9.1	1.1%	2.2%
Active (3 months)[3]	6.9	7.6	7.8	13.0%	2.6%
MOU (minutes) (12 months)	150.1	175.8	180.8	20.5%	2.8%
ARPU (Average Monthly Revenue per User), blended (UAH)	56.1	59.7	64.7	15.3%	8.4%
Active (3 months) (UAH)	74.7	70.3	76.3	2.1%	8.5%

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscriber base rose to 7.8 million on the back of customer retention focus. lifecell’s 3-month active ARPU rose 2.1% to UAH76.3 in Q320. ARPU performance continued its recovery trend after the quarantine period.

lifecell continued to expand its 4.5G subscriber base in Q320. Accordingly, 3-month active 4.5G subscribers grew 51% year-on-year and reached 60% of total data users as at the end of Q320. The increase in 4.5G users as well as their higher data usage per user, which grew 42% year-on-year, continued to support overall data consumption on lifecell’s network. Accordingly, average monthly data consumption per user rose 59% year-on-year in Q320. Meanwhile, lifecell continued its leadership of the Ukrainian market in smartphone penetration, which reached 81% as of the end of Q320.

lifecell continued its focus on increasing the penetration of its digital services within its customer base, and enriched its digital product portfolio through partnerships in Q320. Busuu, an AI-powered language learning application with 10 million downloads worldwide, was one of these services launched on lifecell’s digital platform. lifecell also launched a travel insurance service enabling purchase of online policies.

11

Third Quarter 2020 Results

BeST[1]		Quarter		Nine Months
	Q319	Q320	y/y%	9M19	9M20	y/y%
Number of subscribers (million)	1.5	1.4	(6.7%)	1.5	1.4	(6.7%)
Active (3 months)	1.1	1.1	-	1.1	1.1	-
Revenue (million BYN)	35.3	35.8	1.4%	101.0	100.9	(0.1%)
EBITDA (million BYN)	9.6	8.1	(15.6%)	28.1	24.1	(14.2%)
EBITDA margin (%)	27.2%	22.6%	(4.6pp)	27.8%	23.9%	(3.9pp)
Net loss (million BYN)	(8.0)	(7.1)	(11.3%)	(25.3)	(24.1)	(4.7%)
Capex (million BYN)	11.6	15.8	36.2%	42.8	35.5	(17.1%)
Revenue (million TRY)	97.6	101.2	3.7%	271.2	281.3	3.7%
EBITDA (million TRY)	26.5	22.9	(13.6%)	76.1	67.2	(11.7%)
EBITDA margin (%)	27.2%	22.6%	(4.6pp)	28.0%	23.9%	(4.1pp)
Net loss (million TRY)	(22.1)	(20.0)	(9.5%)	(67.7)	(67.1)	(0.9%)

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues rose 1.4% year-on-year in Q320 in local currency terms. This was driven mainly by the rise in voice and messaging revenues despite the decline in roaming and handset sales revenues. BeST’s EBITDA was at BYN8.1 million in Q320 with an EBITDA margin of 22.6%. BeST’s revenues in TRY terms grew by 3.7% in Q320 year-on-year, while its EBITDA margin was at 22.6%.

BeST continued to expand its 4G network and its 4G subscribers in Q320. Accordingly, 4G users reached 61% of its 3-month active customer base as at the end of Q320. The higher number and usage of 4G users led to higher data consumption. This was reflected by the overall average monthly data consumption of subscribers, which rose 58% year-on-year. Meanwhile, BeST continued to increase the penetration of its digital services which supports ARPU growth and customer loyalty. BeST also became the first operator in the market to introduce remote subscription ability. Furthermore, BeST also started to offer postpaid subscriptions to its customers in Q320.

Kuzey Kıbrıs Turkcell[2] (million TRY)		Quarter		Nine Months
	Q319	Q320	y/y%	9M19	9M20	y/y%
Number of subscribers (million)	0.5	0.5	-	0.5	0.5	-
Revenue	55.7	66.0	18.5%	155.2	173.9	12.0%
EBITDA	21.4	24.6	15.0%	57.3	64.5	12.6%
EBITDA margin (%)	38.3%	37.3%	(1.0pp)	36.9%	37.1%	0.2pp
Net income	16.4	10.7	(34.8%)	29.5	25.6	(13.2%)
Capex	11.1	19.0	71.2%	34.7	45.1	30.0%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999

Kuzey Kıbrıs Turkcell revenues grew 18.5% year-on-year in Q320. This strong performance resulted mainly from the rise in data consumption as well as increased handset sales despite lower roaming revenues due the impact of Covid-19 on tourism. The EBITDA of Kuzey Kıbrıs Turkcell rose 15.0% year-on-year leading to an EBITDA margin of 37.3%.

Fintur: In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016.

On December 12, 2018, Turkcell signed a binding agreement, and on April 2, 2019 completed the transfer of its shares in Fintur to Sonera Holding B.V., the majority shareholder of Fintur. The final value of the transaction was EUR352.9 million. As the conditions precedent required for the share transfer were completed within Q119, TRY772 million profit generated from the transaction was reflected in the Q119 financial statements.

We booked a provision of TRY60 million in Q219 for the recognition of liability in relation to the Kcell Share Purchase Agreement regarding the past Kcell transaction, and made the respective payment in Q319.

12

Third Quarter 2020 Results

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 47.9 million as of September 30, 2020. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q319	Q220	Q320	y/y%	q/q%
Mobile Postpaid (million)	19.4	21.2	21.5	10.8%	1.4%
Mobile Prepaid (million)	15.0	12.2	12.2	(18.7%)	-
Fiber (thousand)	1,455.7	1,554.1	1,599.4	9.9%	2.9%
ADSL (thousand)	758.9	702.9	694.0	(8.6%)	(1.3%)
Superbox (thousand)[1]	217.4	490.7	550.5	153.2%	12.2%
Cable (thousand)	33.0	64.9	66.9	102.7%	3.1%
IPTV (thousand)	683.4	772.4	811.1	18.7%	5.0%
Turkcell Turkey subscribers (million)[2]	37.3	36.5	36.9	(1.1%)	1.1%
lifecell (Ukraine)	9.0	8.9	9.1	1.1%	2.2%
BeST (Belarus)	1.5	1.4	1.4	(6.7%)	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.5	-	-
lifecell Europe[3]	0.2	-	-	n.a	n.a
Turkcell Group Subscribers (million)	48.5	47.4	47.9	(1.2%)	1.1%

(1) Superbox subscribers are included in mobile subscribers.

(2) Subscribers to more than one service are counted separately for each service.

(3) The marketing partnership between Turkcell Europe and Telekom Deutschland Multibrand GmbH, the subsidiary of Deutsche Telekom, has ended on April 30, 2020 pursuant to the respective agreement. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

			Quarter			Nine Months
	Q319	Q220	Q320	y/y%	q/q%	9M19	9M20	y/y%
GDP Growth (Turkey)	1.0%	(9.9%)	n.a	n.a	n.a	(1.0%)	n.a	n.a
Consumer Price Index (Turkey)(yoy)	9.3%	12.6%	11.7%	2.4pp	(0.9pp)	9.3%	11.7%	2.4pp
US$ / TRY rate
Closing Rate	5.6591	6.8422	7.8080	38.0%	14.1%	5.6591	7.8080	38.0%
Average Rate	5.6973	6.8239	7.1891	26.2%	5.4%	5.6276	6.7183	19.4%
EUR / TRY rate
Closing Rate	6.1836	7.7082	9.1281	47.6%	18.4%	6.1836	9.1281	47.6%
Average Rate	6.3389	7.5383	8.4187	32.8%	11.7%	6.3218	7.5824	19.9%
US$ / UAH rate
Closing Rate	24.08	26.69	28.30	17.5%	6.0%	24.08	28.30	17.5%
Average Rate	25.15	27.08	27.55	9.5%	1.7%	26.43	26.59	0.6%
US$ / BYN rate
Closing Rate	2.0743	2.4008	2.6403	27.3%	10.0%	2.0743	2.6403	27.3%
Average Rate	2.0639	2.4492	2.5408	23.1%	3.7%	2.1025	2.4111	14.7%

13

Third Quarter 2020 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)		Quarter		Nine Months
	Q319	Q320	y/y%	9M19	9M20	y/y%
Adjusted EBITDA	2,838.7	3,393.9	19.6%	7,672.6	9,027.3	17.7%
Depreciation and amortization	(1,197.7)	(1,516.6)	26.6%	(3,641.7)	(4,340.2)	19.2%
EBIT	1,640.9	1,877.3	14.4%	4,030.9	4,687.1	16.3%
Finance income	(82.2)	1,307.8	n.m	252.6	2,435.5	864.2%
Finance costs	(439.1)	(1,602.5)	265.0%	(1,765.9)	(3,185.3)	80.4%
Other income / (expense)	(92.8)	(11.2)	(87.9%)	(218.4)	(156.4)	(28.4%)
Share of profit of equity accounted investees	1.6	(5.3)	(431.3%)	3.4	(8.6)	(352.9%)
Consolidated profit from continued operations before income tax & minority interest	1,028.6	1,566.1	52.3%	2,302.5	3,772.3	63.8%
Income tax expense	(229.2)	(355.5)	55.1%	(551.9)	(834.8)	51.3%
Consolidated profit from continued operations before minority interest	799.4	1,210.7	51.5%	1,750.6	2,937.6	67.8%
Discontinued operations	-	-	n.a	772.4	-	n.a
Consolidated profit before minority interest	799.4	1,210.7	51.5%	2,523.0	2,937.6	16.4%

14

Third Quarter 2020 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA, EBIT and capex for 2020. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2019 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Turkey, Ukraine, Belarus, Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY7.6 billion revenue in Q320 with total assets of TRY51.5 billion as of September 30, 2020. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

15

Third Quarter 2020 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY		Quarter		Nine Months
	Q319	Q320	y/y%	9M19	9M20	y/y%
Turkcell Turkey	135.2	(1,298.0)	n.m	(460.8)	(2,301.8)	399.5%
Turkcell International	1.1	(49.0)	n.m	(34.5)	(100.2)	190.4%
Other Subsidiaries	78.1	(87.3)	(211.8%)	(111.9)	(262.3)	134.4%
Net FX loss before hedging	214.4	(1,434.4)	(769.0%)	(607.2)	(2,664.2)	338.8%
Swap interest income/(expense)[1]	(192.4)	(82.0)	(57.4%)	(514.8)	(306.7)	(40.4%)
Fair value gain on derivative financial instruments[1]	(354.6)	1,276.0	n.m	120.1	2,533.7	n.m
Net FX gain / (loss) after hedging	(332.6)	(240.4)	(27.7%)	(1,001.9)	(437.3)	(56.4%)

(1) Swap interest income / (expense) which was included in fair value gain on derivative financial instruments line in previous quarters has been presented separately.

Table: Income tax expense details

Million TRY		Quarter		Nine Months
	Q319	Q320	y/y%	9M19	9M20	y/y%
Current tax expense	(146.2)	(230.0)	57.3%	(508.0)	(588.5)	15.8%
Deferred tax income / (expense)	(83.0)	(125.5)	51.2%	(43.9)	(246.3)	461.0%
Income tax expense	(229.2)	(355.5)	55.1%	(551.9)	(834.8)	51.3%

16

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	30 September 2020	31 December 2019
Assets
Property, plant and equipment	9	13,413,085	12,458,491
Right of use assets	11	2,347,744	1,783,096
Intangible assets	10	11,999,835	11,308,062
Investment properties		12,582	16,283
Trade receivables		204,185	148,159
Receivables from financial services		64,869	123,136
Contract assets		114,766	10,291
Deferred tax assets		200,344	189,342
Investment in equity accounted investees		109,115	41,701
Other non-current assets		368,069	304,270

Total non-current assets		28,834,594	26,382,831

Inventories		284,297	178,399
Trade receivables		3,641,453	3,133,975
Due from related parties		5,767	4,477
Receivables from financial services		1,862,522	2,319,122
Contract assets		811,018	933,969
Derivative financial instruments	15	949,096	845,513
Financial asset at amortized cost		163,244	5,368
Financial asset at fair value through other comprehensive income	12	526,390	345,602
Cash and cash equivalents		13,523,927	10,238,715
Other current assets		925,794	1,327,004
Total current assets		22,693,508	19,332,144

Total assets		51,528,102	45,714,975

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares		(154,146)	(144,152)
Additional paid-in capital		35,026	35,026
Reserves		2,248,301	2,816,359
Remeasurements of employee termination benefit		(63,539)	(63,539)
Retained earnings		16,022,893	13,202,526
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		20,288,804	18,046,489
Non-controlling interests		171	36,455

Total equity		20,288,975	18,082,944

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

1

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	30 September 2020	31 December 2019
Liabilities
Borrowings	14	16,821,524	12,677,394
Employee benefit obligations		338,648	294,331
Provisions		371,827	337,404
Deferred tax liabilities		1,239,962	1,165,630
Contract liabilities		154,286	141,890
Other non-current liabilities		480,812	359,857
Total non-current liabilities		19,407,059	14,976,506

Borrowings	14	6,019,245	7,628,333
Current tax liabilities		214,429	121,258
Trade and other payables		4,855,874	4,117,471
Due to related parties		7,792	12,082
Deferred revenue		100,434	56,544
Provisions		240,356	342,812
Contract liabilities		295,010	290,408
Derivative financial instruments	15	98,928	86,617
Total current liabilities		11,832,068	12,655,525

Total liabilities		31,239,127	27,632,031

Total equity and liabilities		51,528,102	45,714,975

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

2

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS

For the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Nine months ended		Three months ended
	Note	30 September 2020	30 September 2019	30 September 2020	30 September 2019

Revenue	8	20,618,275	17,590,559	7,450,827	6,310,671
Revenue from financial services	8	613,296	862,797	198,644	276,186
Total revenue		21,231,571	18,453,356	7,649,471	6,586,857

Cost of revenue		(14,644,930)	(12,261,605)	(5,207,078)	(4,230,576)
Cost of revenue from financial services		(118,368)	(210,644)	(36,674)	(48,998)
Total cost of revenue		(14,763,298)	(12,472,249)	(5,243,752)	(4,279,574)

Gross profit		5,973,345	5,328,954	2,243,749	2,080,095
Gross profit from financial services		494,928	652,153	161,970	227,188
Total gross profit		6,468,273	5,981,107	2,405,719	2,307,283

Other income		81,538	77,929	25,621	14,308
Selling and marketing expenses		(972,194)	(1,170,333)	(295,632)	(353,791)
Administrative expenses		(538,904)	(562,319)	(184,199)	(186,809)
Net impairment losses on financial and
contract assets		(270,067)	(217,517)	(48,549)	(125,747)
Other expenses		(237,892)	(296,354)	(36,837)	(107,074)
Operating profit		4,530,754	3,812,513	1,866,123	1,548,170

Finance income	6	2,435,507	252,574	1,307,809	(82,163)
Finance costs	6	(3,185,346)	(1,765,918)	(1,602,472)	(439,083)
Net finance costs		(749,839)	(1,513,344)	(294,663)	(521,246)

Share of profit of equity accounted investees		(8,586)	3,378	(5,324)	1,640
Profit before income tax		3,772,329	2,302,547	1,566,136	1,028,564

Income tax expense	7	(834,755)	(551,935)	(355,484)	(229,200)
Profit from continuing operations		2,937,574	1,750,612	1,210,652	799,364

Profit from discontinued operations
(attributable to owners of the Company)	19	—	772,436	—	—

Profit for the year		2,937,574	2,523,048	1,210,652	799,364

Profit for the year is attributable to:
Owners of the Company		2,935,040	2,490,866	1,210,644	801,251
Non-controlling interests		2,534	32,182	8	(1,887)
Total		2,937,574	2,523,048	1,210,652	799,364

Basic and diluted earnings per share for profit
attributable to owners of the Company (in full TL)		1.34	1.14	0.55	0.37
Basic and diluted earnings per share for profit
from continuing operations attributable to
owners of the Company (in full TL)		1.34	0.79	0.55	0.37
Basic and diluted earnings per share for profit from discontinued operations attributable to
owners of the Company (in full TL)		—	0.35	—	—

The above condensed consolidated interim statement of profit or loss should be read in conjunction with the accompanying notes.

3

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

For the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Nine months ended		Three months ended
	Note	30 September 2020	30 September 2019	30 September 2020	30 September 2019

Profit for the year		2,937,574	2,523,048	1,210,652	799,364

Items that will not be reclassified to profit or loss:		—	930	—	930
Actuarial loss/gain arising from employee benefits		—	1,135	—	1,135
Tax effect of actuarial loss from employee benefits		—	(205)	—	(205)

Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		289,979	443,390	148,621	92,612
Fair value reserve		(10,059)	3,065	(5,363)	2,848
Cash flow hedges - effective portion of changes in fair value		1,692,873	(34,545)	966,867	(306,435)
Cash flow hedges - reclassified to profit or loss		(1,664,227)	(150,942)	(895,436)	216,991
Cost of hedging reserve - changes in fair value		(866,624)	98,070	(562,394)	235,998
Cost of hedging reserve - reclassified to profit or loss		94,173	26,134	28,345	35,685
(Losses)/gains on hedges of net investments in foreign operations		(418,607)	13,819	(249,005)	47,190
Income tax relating to these items		199,761	(55,829)	114,500	(22,348)
-Income tax relating to exchange differences		(58,183)	(65,597)	(43,238)	28,752
-Income tax relating to fair value reserve		2,213	(674)	1,180	(626)
-Income tax relating to cash flow hedges		(6,302)	40,807	(15,715)	19,678
-Income tax relating to cost of hedging reserve		169,939	(27,325)	117,491	(59,770)
-Income tax relating to hedges of net investments		92,094	(3,040)	54,782	(10,382)
Other comprehensive (loss)/income for the year, net of income tax		(682,731)	344,092	(453,865)	303,471
Total comprehensive income for the year		2,254,843	2,867,140	756,787	1,102,835

Total comprehensive income for the year is attributable to:
Owners of the Company		2,252,309	2,835,487	756,779	1,104,476
Non-controlling interests		2,534	31,653	8	(1,641)
Total		2,254,843	2,867,140	756,787	1,102,835

Total comprehensive income for the year attributable to
owners of the Company arises from:
Continuing operations		2,252,309	1,958,065	756,779	1,104,476
Discontinued operations		—	877,422	—	—
Total		2,252,309	2,835,487	756,779	1,104,476

The above condensed consolidated interim statement of comprehensive income should be read in conjunction with the accompanying notes.

4

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Net investment Hedge (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Reserve for non-controlling interest put option (*)	Foreign currency translation reserve (*)	Remeasurements of employee termination benefit	Retained earnings	Total	Non-controlling interests	Total equity

Balance at 1 January 2019	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	1,333,995	(34,871)	11,359,317	15,921,744	131,810	16,053,554
Profit for the period	—	—	—	—	—	—	—	—	—		—	—	2,490,866	2,490,866	32,182	2,523,048
Other comprehensive income, net of income tax	—	—	—	—	—	2,391	10,779	(144,680)	96,879	(66,675)	445,285	642	—	344,621	(529)	344,092
Total comprehensive income	—	—	—	—	—	2,391	10,779	(144,680)	96,879	(66,675)	445,285	642	2,490,866	2,835,487	31,653	2,867,140
Acquisition of treasury shares (-)	—	(9,998)	—	—	—	—	—	—	—	—	—	—	—	(9,998)	—	(9,998)
Transfer to legal reserve	—	—	—	—	478,811	—	—	—	—	—	—	—	(478,811)	—	—	—
Sale of investment	—	—	—	—	—	—	—	—	—	876,867	(1,388,905)	—	143,905	(368,133)	—	(368,133)
Dividends paid	—	7,381	—	—	—	—	—	—	—	—	—	—	(1,010,000)	(1,002,619)	(109,178)	(1,111,797)
Balance at 30 September 2019	2,200,000	(144,151)	35,026	269	2,714,733	2,391	10,779	(129,738)	(174,251)	—	390,375	(34,229)	12,505,277	17,376,481	54,285	17,430,766

Balance at 1 January 2020	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	450,146	(63,539)	13,202,526	18,046,489	36,455	18,082,944
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	2,935,040	2,935,040	2,534	2,937,574
Other comprehensive income, net of income tax	—	—	—	—	—	(7,846)	(326,513)	22,344	(602,512)	—	231,796	—	—	(682,731)	—	(682,731)
Total comprehensive income	—	—	—	—	—	(7,846)	(326,513)	22,344	(602,512)	—	231,796	—	2,935,040	2,252,309	2,534	2,254,843
Acquisition of treasury shares (-)	—	(9,994)	—	—	—	—	—	—	—	—	—	—	—	(9,994)	—	(9,994)
Transfer to legal reserves	—	—	—	—	114,673	—	—	—	—	—	—	—	(114,673)	—	—	—
Sale of investment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,962)	(5,962)
Dividend paid (Note 13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(32,856)	(32,856)
Balance at 30 September 2020	2,200,000	(154,146)	35,026	269	2,887,778	(4,374)	(369,716)	(132,658)	(814,671)	—	681,942	(63,539)	16,022,893	20,288,804	171	20,288,975

(*) Included in Reserves in the condensed consolidated interim statement of financial position.

The above condensed consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.

5

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Nine months ended 30 September
	Note	2020	2019
Cash flows from operating activities:
Profit before income tax from
Continuing operations		2,937,574	1,750,612
Discontinued operations		—	772,436
Profit before income tax including discontinued operations		2,937,574	2,523,048

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	9	1,772,775	1,579,727
Amortization of intangible assets and right of use assets	10,11	2,567,383	2,061,943
Net finance expense		655,912	1,178,785
Fair value adjustments to derivatives	15	(2,463,564)	(120,139)
Income tax expense		834,755	551,935
Gain on sale of property, plant and equipment		(33,856)	(36,871)
Unrealized foreign exchange losses on operating assets		4,890,777	1,129,554
Provisions		707,097	724,081
Share of profit of equity accounted investees		8,586	(3,378)
Loss on sale of subsidiary		1,387	—
Adjustments to earnings due to disposal of assets held for sale or to associates	19	—	(772,436)
Non-cash other adjustments		(12,571)	—
		11,866,255	8,816,249
Change in operating assets/liabilities
Change in trade receivables		(676,570)	(660,915)
Change in due from related parties		289	7,967
Change in receivables from financial services		471,372	1,324,186
Change in inventories		(105,898)	18,301
Change in other current assets		279,473	(352,282)
Change in other non-current assets		(74,010)	(36,115)
Change in due to related parties		(5,560)	(2,079)
Change in trade and other payables		381,639	(641,266)
Change in other non-current liabilities		740	(32,502)
Change in employee benefit obligations		(14,173)	(21,180)
Change in deferred revenue		76,616	38,454
Change in short term contract asset		123,383	(46,111)
Change in long term contract asset		(104,475)	(7,449)
Change in short term contract liability		4,602	46,659
Change in long term contract liability		12,396	(7,472)
Changes in other working capital		(499,358)	(470,510)
Cash generated from operations		11,736,721	7,973,935

Interest paid		(1,125,966)	(1,283,441)
Income tax paid		(435,915)	(472,972)
Net cash inflow from operating activities		10,174,840	6,217,522
Cash flows from investing activities:
Acquisition of property, plant and equipment	9	(2,561,096)	(2,020,509)
Acquisition of intangible assets	10	(2,230,853)	(1,839,402)
Proceeds from sale of property, plant and equipment		77,422	64,155
Proceeds from/(payments for) advances given for acquisition of property, plant and equipment		18,698	(204,724)
Proceeds from sale of subsidiary		1,229	2,219,644
Contribution of increase of share capital in joint ventures/associates		(76,000)	(28,500)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		674,529	81,775
Cash outflows from sale of shares or borrowing instruments of other enterprises or funds		(736,438)	(231,659)
Payments for financial assets at amortized cost		(130,956)	—
Interest received		543,624	572,741
Net cash outflow from investing activities		(4,419,841)	(1,386,479)

Cash flows from financing activities:
Proceeds from derivative instruments		2,581,560	1,010,820
Repayments of derivative instruments		(1,321,835)	(547,196)
Proceeds from issues of loans and borrowings		20,760,497	20,387,764
Proceeds from issues of bonds		275,000	175,000
Repayments of borrowings		(23,521,353)	(21,234,470)
Repayments of bonds		(355,878)	(225,794)
Dividends paid to non-controlling interest		(32,856)	(109,178)
Payments of lease liabilities		(1,093,748)	(989,825)
Acquisition of treasury shares		(9,994)	(9,998)
Other cash (outflows)/inflows from financing activities		(3,951)	204,077
Net cash outflow from financing activities		(2,722,558)	(1,338,800)

Net increase in cash and cash equivalents		3,032,441	3,492,243

Cash and cash equivalents at 1 January		10,238,715	7,419,239

Effects of exchange rate changes on cash and cash equivalents		252,771	63,900

Cash and cash equivalents at 30 September		13,523,927	10,975,382

The above condensed consolidated interim statement of cash flows should be read in conjunction with the accompanying notes.

6

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

7

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the nine months ended 30 September 2020 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 6 November 2020.

The Company's parent is Turkcell Holding A.S. (“Turkcell Holding”), which holds 51% of the Company's shares as of 30 September 2020. The main shareholders of Turkcell Holding are Telia Finland Oy (“Telia”), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

In order to ensure compliance with corporate governance principles of the Capital Markets Board (“CMB”), three independent board members were appointed in 2013. Additionally, two board members were appointed at the General Assembly dated 29 April 2013 as per the resolution of CMB. Also in 2013, two members were chosen from the independent nominees list submitted by Telia to CMB. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, three new members were elected to serve for 3 years instead of three members who are not among independent members appointed by the CMB. Two new board members were appointed on 7 and 8 March 2019 in lieu of board members who had resigned at various dates in 2019. These two board members were reappointed for 3 years in Ordinary General Assembly Meeting which was held on 12 September 2019. One of the board members resigned on 27 November 2019, and on 13 December 2019 a new board member was appointed for the vacant seat. 3 new independent board members were appointed in lieu of existing 3 independent board members in Board of Directors with the CMB decision dated 5 March 2020. The Company’s Board of Directors consists of a total of seven non-executive members including three independent members as of 30 September 2020.

As further discussed in Note 21, as of the date the interim consolidated financial statements have been issued, the Company's immediate control has been transferred to TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi (“TVF BTIH”). TVF BTIH is controlled by Türkiye Varlık Fonu, the wealth fund of the Republic of Turkey (“TVF”).

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout Turkey and the world. Management considers that there is no material effect on the Group's financial statements after evaluating the potential impact of this pandemic on the non-current assets. Financial assets are separately evaluated for any possible impairment regarding COVID-19 and reflected in the financial statements accordingly. Management will continue to evaluate the nature and extent of the impact to our business, consolidated results of operations, and financial condition.

2.	Basis of preparation

These condensed consolidated interim financial statements for the nine months ended 30 September 2020 have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the period ended 31 December 2019 and any public announcements made by the Company during the interim reporting period.

8

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation (continued)

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new accounting policies for transactions occurred during the nine months ended 30 September 2020 as set out in Note 3 and also the reclassifications mentioned in the following paragraphs.

As at 30 September 2019, prepaid expenses related to frequency usage fee amounted to TL 269,336 has been classified under trade receivables from other current assets.

3.	Significant changes in accounting policies
a)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

  The fair value of the assets transferred,
  Liabilities incurred to the former owners of the acquired business,
  Equity interests issued by the Group,
  The fair value of any asset or liability resulting from a contingent consideration arrangement,
  The fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the consideration transferred amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previously held equity interest in the acquired entity over the fair value of the net identifiable assets acquired. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss. Contingent consideration classified as equity is not subject to remeasurement.  Instead, any gain or loss at settlement is recorded as an adjustment to equity through other comprehensive income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

9

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Significant changes in accounting policies (continued)
a)	Business combinations (continued)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the acquirer shall report in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the acquirer shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the acquirer shall also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the acquirer receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

The measurement period is the period after the acquisition date during which the acquirer may adjust the provisional amounts recognized for a business combination. The measurement period provides the acquirer with a reasonable time to obtain the information necessary to identify and measure the following as of the acquisition date in accordance with the requirements of this IFRS:

-	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquire,
-	The consideration transferred for the acquiree (or the other amount used in measuring goodwill),
-	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer,
-	The resulting goodwill or gain on a bargain purchase.
b)	New standards and interpretations
i)	Standards, amendments and interpretations applicable as at 30 September 2020
-	Amendments to IAS 1 and IAS 8 on the definition of material; effective from Annual periods beginning on or after 1 January 2020. These amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, and consequential amendments to other IFRSs:
•	Use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting,
•	Clarify the explanation of the definition of material,
•	Incorporate some of the guidance in IAS 1 about immaterial information.

-	Amendments to IFRS 3 - definition of a business; effective from Annual periods beginning on or after 1 January 2020. This amendment revises the definition of a business. According to feedback received by the IASB, application of the current guidance is commonly thought to be too complex, and it results in too many transactions qualifying as business combinations.

-	Amendment to IFRS 16, ‘Leases’ - Covid-19 related rent concessions; effective from Annual periods beginning on or after 1 June 2020. As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. On 28 May 2020, the IASB published an amendment to IFRS 16 that provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.
10

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Significant changes in accounting policies (continued)
b)	New standards and interpretations (continued)
ii)	Standards, amendments and interpretations that are issued but not effective as at 30 September 2020

-	IFRS 17, ‘Insurance contracts’; effective from annual periods beginning on or after 1 January 2023. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

-	Amendments to IAS 1, ‘Presentation of financial statements’ on classification of liabilities; effective from 1 January 2022. These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

-	A number of narrow-scope amendments to IFRS 3, IAS 16, IAS 37 and some annual improvements on IFRS 1, IFRS 9, IAS 41 and IFRS 16; effective from Annual periods beginning on or after 1 January 2022.
•	Amendments to IFRS 3, ‘Business combinations’ update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.
•	Amendments to IAS 16, ‘Property, plant and equipment’ prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.
•	Amendments to IAS 37, ‘Provisions, contingent liabilities and contingent assets’ specify which costs a company includes when assessing whether a contract will be loss-making.

Annual improvements make minor amendments to IFRS 1, ‘First-time Adoption of IFRS’, IFRS 9, ‘Financial instruments’, IAS 41, ‘Agriculture’ and the Illustrative Examples accompanying IFRS 16, ‘Leases’.
-	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform Phase 2; effective from Annual periods beginning on or after 1 January 2021. The Phase 2 amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one.

The Company does not expect material impact of new standards and interpretations on Company’s accounting policies.

11

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkey and Turkcell International. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danismanlık ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Çözümleri A.S. (“Lifecell Bulut”), Lifecell TV Yayın ve İçerik Hizmetleri A.S. (“Lifecell TV”) and Lifecell Müzik Yayın ve İletim A.S. (“Lifecell Müzik”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell LLC (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and Lifecell Digital Communication Technologies B.V (“Lifecell Communication”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the non-group call center operations of Turkcell Global Bilgi and the operations of Turkcell Finansman A.Ş. (“Turkcell Finansman”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Lifecell İletisim Teknolojileri ve Dijital Servisler Anonim Sirketi (“Lifecell İletisim”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) Paycell LLC and Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

According to the resolution of the General Assembly dated 6 July 2020, the trade name of Turkcell Özel Finansman A.Ş. (“TÖFAŞ”) was changed to Lifecell İletisim and its business activity is determined and announced as providing digital services and products on 21 July 2020. Lifecell İletisim has started its new operations as of October 2020, and thus its operations before 1 October 2020 are reported in other reportable segment whereas the operations afterwards will be reported in Turkcell Turkey reportable segment.

12

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)
	Nine months ended 30 September
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Total segment revenue	18,389,347	15,746,474	1,795,117	1,441,831	1,535,422	1,691,970	(488,315)	(426,919)	21,231,571	18,453,356
Inter-segment revenue	(65,739)	(58,043)	(63,644)	(67,679)	(358,932)	(301,197)	488,315	426,919	—	—
Revenue from external customers	18,323,608	15,688,431	1,731,473	1,374,152	1,176,490	1,390,773	—	—	21,231,571	18,453,356
Adjusted EBITDA	7,834,233	6,429,552	819,022	660,112	393,797	604,232	(19,786)	(21,288)	9,027,266	7,672,608

	Three months ended 30 September
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Total segment revenue	6,647,910	5,652,357	657,606	525,017	526,872	562,825	(182,917)	(153,342)	7,649,471	6,586,857
Inter-segment revenue	(27,909)	(21,742)	(23,075)	(24,853)	(131,933)	(106,747)	182,917	153,342	—	—
Revenue from external customers	6,620,001	5,630,615	634,531	500,164	394,939	456,078	—	—	7,649,471	6,586,857
Adjusted EBITDA	2,945,886	2,391,613	297,519	236,396	158,442	213,800	(7,920)	(3,129)	3,393,927	2,838,680

13

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)
	Nine months ended		Three months ended
	30 September 2020	30 September 2019	30 September 2020	30 September 2019

Profit for the period	2,937,574	2,523,048	1,210,652	799,364

Add(Less):

Profit from discontinued operations	—	(772,436)	—	—

Profit from continuing operations	2,937,574	1,750,612	1,210,652	799,364
Income tax expense	834,755	551,935	355,484	229,200
Finance income	(2,435,507)	(252,574)	(1,307,809)	82,163
Finance costs	3,185,346	1,765,918	1,602,472	439,083
Other income	(81,538)	(77,929)	(25,621)	(14,308)
Other expenses	237,892	296,354	36,837	107,074
Depreciation and amortization	4,340,158	3,641,670	1,516,588	1,197,744
Share of loss/(gain) of equity accounted investees	8,586	(3,378)	5,324	(1,640)
Consolidated adjusted EBITDA	9,027,266	7,672,608	3,393,927	2,838,680

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. National and religious holidays in Turkey also affect the Company’s operational results.

14

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.	Finance income and costs
	Nine months ended		Three months ended
	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Cash flow hedges - reclassified to profit or loss	1,570,054	—	867,091	(377,484)
Net fair value gains on derivative financial
instruments and interest	656,899	—	326,889	225,134
Interest income	197,885	244,645	110,317	69,216
Other	10,669	7,929	3,512	971
Finance income	2,435,507	252,574	1,307,809	(82,163)

Net foreign exchange losses	(2,664,247)	(607,235)	(1,434,390)	214,371
Net interest expenses for financial assets and liabilities measured at amortized cost	(505,854)	(747,149)	(164,129)	(254,903)
Net fair value losses on derivative financial instruments and interest	—	(519,462)	—	(519,462)
Cash flow hedges - reclassified to profit or loss	—	124,808	—	124,808
Other	(15,245)	(16,880)	(3,953)	(3,897)
Finance costs	(3,185,346)	(1,765,918)	(1,602,472)	(439,083)
Net finance costs	(749,839)	(1,513,344)	(294,663)	(521,246)

7.	Income tax expense

Effective tax rates for the nine and three months ended 30 September 2020 and 2019 are 22%, 23% and 18%, 22%, respectively.

15

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue
	Nine months ended 30 September
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Telecommunication services	15,913,616	14,040,963	1,625,452	1,288,222	—	—	(38,797)	(41,473)	17,500,271	15,287,712
Equipment revenues	2,313,403	1,569,062	83,839	80,090	—	—	—	—	2,397,242	1,649,152
Revenue from financial services	—	—	—	—	619,906	863,483	(6,610)	(686)	613,296	862,797
Call center revenues	19,399	16,055	23,313	11,641	300,734	215,280	(31,778)	(25,033)	311,668	217,943
Commission fees on betting business	—	—	—	—	—	132,300	—	—	—	132,300
Other	142,929	120,394	62,513	61,878	614,782	480,907	(411,130)	(359,727)	409,094	303,452
Total	18,389,347	15,746,474	1,795,117	1,441,831	1,535,422	1,691,970	(488,315)	(426,919)	21,231,571	18,453,356

	Three months ended 30 September
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020		2020	2019

Telecommunication services	5,701,041	5,128,536	588,579	465,475	—	—	(17,541)	(15,675)	6,272,079	5,578,336
Equipment revenues	887,468	469,602	37,327	32,172	—	—	—	—	924,795	501,774
Revenue from financial services	—	—	—	—	205,043	276,371	(6,399)	(185)	198,644	276,186
Call center revenues	6,106	5,527	8,485	4,074	107,153	87,473	(10,844)	(9,109)	110,900	87,965
Commission fees on betting business	—	—	—	—	—	26,271	—	—	—	26,271
Other	53,295	48,692	23,215	23,296	214,676	172,710	(148,133)	(128,373)	143,053	116,325
Total	6,647,910	5,652,357	657,606	525,017	526,872	562,825	(182,917)	(153,342)	7,649,471	6,586,857

16

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue (continued)

		30 September 2020
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	15,913,616	1,625,452	—	(38,797)	17,500,271
At a point in time	189,312	9,671	—	—	198,983
Over time	15,724,304	1,615,781	—	(38,797)	17,301,288
Equipment Related	2,313,403	83,839	—	—	2,397,242
At a point in time	2,244,180	83,839	—	—	2,328,019
Over time	69,223	—	—	—	69,223
Revenue from financial operations	—	—	619,906	(6,610)	613,296
At a point in time	—	—	163,810	(6,610)	157,200
Over time	—	—	456,096	—	456,096
Call Center	19,399	23,313	300,734	(31,778)	311,668
At a point in time	—	—	—	—	—
Over time	19,399	23,313	300,734	(31,778)	311,668
All other segments	142,929	62,513	614,782	(411,130)	409,094
At a point in time	32,300	7,139	414	—	39,853
Over time	110,629	55,374	614,368	(411,130)	369,241
Total	18,389,347	1,795,117	1,535,422	(488,315)	21,231,571
At a point in time	2,465,792	100,649	164,224	(6,610)	2,724,055
Over time	15,923,555	1,694,468	1,371,198	(481,705)	18,507,516

		30 September 2019
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	14,040,963	1,288,222	—	(41,473)	15,287,712
At a point in time	134,437	887	—	—	135,324
Over time	13,906,526	1,287,335	—	(41,473)	15,152,388
Equipment Related	1,569,062	80,090	—	—	1,649,152
At a point in time	1,505,008	80,090	—	—	1,585,098
Over time	64,054	—	—	—	64,054
Revenue from financial operations	—	—	863,483	(686)	862,797
At a point in time	—	—	150,403	(686)	149,717
Over time	—	—	713,080	—	713,080
Call Center	16,055	11,641	215,280	(25,033)	217,943
At a point in time	—	—	—	—	—
Over time	16,055	11,641	215,280	(25,033)	217,943
Commission fees on betting business	—	—	132,300	—	132,300
At a point in time	—	—	—	—	—
Over time	—	—	132,300	—	132,300
All other segments	120,394	61,878	480,907	(359,727)	303,452
At a point in time	60,213	11,407	454	(374)	71,700
Over time	60,181	50,471	480,453	(359,353)	231,752
Total	15,746,474	1,441,831	1,691,970	(426,919)	18,453,356
At a point in time	1,699,658	92,384	150,857	(1,060)	1,941,839
Over time	14,046,816	1,349,447	1,541,113	(425,859)	16,511,517

17

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Property, plant and equipment
Cost	Balance as at 1 January 2020	Additions	Disposals	Transfers	Disposal of subsidiaries	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 30 September 2020
Network infrastructure (All operational)	22,022,991	494,955	(379,578)	1,501,523	(15,536)	—	391,815	24,016,170
Land and buildings	1,211,323	13,841	(1,541)	212,543	—	—	3,304	1,439,470
Equipment, fixtures and fittings	866,409	56,019	(3,629)	4,838	(3,482)	—	5,140	925,295
Motor vehicles	44,518	2,098	(1,573)	—	(4)	—	382	45,421
Leasehold improvements	335,837	2,188	—	135	(1,574)	—	1,145	337,731
Construction in progress	666,328	1,995,433	(5,019)	(1,723,640)	—	—	7,394	940,496
Total	25,147,406	2,564,534	(391,340)	(4,601)	(20,596)	—	409,180	27,704,583

Accumulated depreciation
Network infrastructure (All operational)	11,382,813	1,657,158	(352,931)	7	(15,536)	2,931	199,386	12,873,828
Land and buildings	285,626	52,954	—	—	—	—	1,933	340,513
Equipment, fixtures and fittings	673,927	40,046	(2,241)	(7)	(3,287)	—	4,480	712,918
Motor vehicles	37,840	2,345	(975)	—	(4)	—	365	39,571
Leasehold improvements	308,709	16,803	—	—	(1,574)	—	730	324,668
Total	12,688,915	1,769,306	(356,147)	—	(20,401)	2,931	206,894	14,291,498

Net book amount	12,458,491	795,228	(35,193)	(4,601)	(195)	(2,931)	202,286	13,413,085

Depreciation expense for the nine and three months ended 30 September 2020 amounting to TL 1,772,237 and TL 607,771 including impairment losses are recognized in cost of revenue.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments.

Impairment losses on property, plant and equipment for the nine and three months ended 30 September 2020 amounting to TL 2,931 and TL 239 are included in depreciation expense.

18

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Intangible assets
Cost	Balance at 1 January 2020	Additions	Disposals	Transfers	Disposal of subsidiaries	Acquisition through business combinations	Effects of movements in exchange rates	Balance at 30 September 2020
Telecommunication licenses	9,132,617	5,810	(29,783)	33,443	—	—	187,074	9,329,161
Computer software	10,133,924	998,933	(7,159)	41,004	(10,164)	—	46,828	11,203,366
Transmission line software	74,379	590	—	—	—	—	—	74,969
Central betting system operating right	12,426	—	—	—	(12,426)	—	—	—
Indefeasible right of usage	117,618	—	—	—	—	—	—	117,618
Brand name	7,740	1,518	—	—	—	—	258	9,516
Customer base	15,512	—	—	—	—	—	—	15,512
Goodwill (*)	32,834	—	—	—	—	91,388	—	124,222
Subscriber acquisition cost	3,248,859	1,113,087	—	—	—	—	8,517	4,370,463
Other	93,942	6,568	(424)	—	—	—	708	100,794
Construction in progress	13,452	104,347	—	(69,846)	—	—	308	48,261
Total	22,883,303	2,230,853	(37,366)	4,601	(22,590)	91,388	243,693	25,393,882

Accumulated amortization
Telecommunication licenses	3,632,968	476,725	(25,034)	—	—	—	54,459	4,139,118
Computer software	6,290,133	751,557	(7,007)	—	(10,164)	—	31,382	7,055,901
Transmission line software	71,602	2,440	—	—	—	—	—	74,042
Central betting system operating right	12,375	—	—	—	(12,375)	—	—	—
Indefeasible right of usage	40,420	6,425	—	—	—	—	—	46,845
Brand name	7,040	—	—	—	—	—	—	7,040
Customer base	12,648	328	—	—	—	—	—	12,976
Subscriber acquisition cost	1,447,606	516,065	—	—	—	—	8,244	1,971,915
Other	60,449	25,535	(116)	—	—	—	342	86,210
Total	11,575,241	1,779,075	(32,157)	—	(22,539)	—	94,427	13,394,047

Net book amount	11,308,062	451,778	(5,209)	4,601	(51)	91,388	149,266	11,999,835

(*) On 13 May 2019, Turkcell signed a share purchase agreement to acquire 100% of the shares of Yaani (formerly "NTENT Netherlands BV"). The transfer of legal shares was completed on 14 May 2019. The acquisition date has been determined as 1 June 2020. The total consideration transferred amounting to USD 12,310 (TL 91,388) has been accounted for under ‘Goodwill’.

At the time the financial statements were authorized for issue, the Group had not yet completed the accounting for the acquisition of Yaani. In particular, the Goodwill amount has only been determined provisionally as the independent valuations have not been finalized.

19

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Intangible assets (continued)

Amortization expense on intangible assets other than goodwill for the nine and three months ended 30 September 2020 amounting to TL 1,779,075 and TL 621,021 are recognized in cost of revenues.

There are no impairment losses on intangible assets recognized for the nine months ended 30 September 2020.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amounts of internally generated computer software are TL 170,035 and TL 67,568 respectively, for the nine and three months ended 30 September 2020.

20

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Right of use assets

Closing balances of right of use assets as of 30 September 2020 and depreciation and amortization expenses for the related period is stated as below:

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2020	1,082,193	96,073	69,036	132,364	1,379,666	22,984	380,446	403,430	1,783,096
Depreciation and amortization charge for the year	(424,878)	(30,080)	(135,752)	(152,184)	(742,894)	(12,158)	(33,256)	(45,414)	(788,308)
Balance at 30 September 2020	1,166,746	239,650	193,541	316,469	1,916,406	27,421	403,917	431,338	2,347,744

As at 30 September 2020, additions to right of use assets are amounting to TL 1,400,634 and interest expense for the nine and three months ended 30 September 2020 on lease liabilities are TL 208,762 and TL 77,499. Amortization expense for nine and three months ended 30 September 2020 amounting to TL 788,308 and TL 287,636 are recorded in the cost of revenues.

21

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Financial Assets

Debt investments at fair value through other comprehensive income

Debt investments at fair value through other comprehensive income comprise the following investments in listed and unlisted securities:

	30 September	31 December
Current Assets	2020	2019
Listed debt securities	526,390	345,602
	526,390	345,602

	Fair values

	30 September 2020	31 December 2019	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	526,390	345,602	Level 1	Pricing models based on quoted market prices at the end of the reporting period.
Total	526,390	345,602

As of 30 September 2020 and 31 December 2019, the nominal and fair value amounts of financial assets are as follows:

30 September 2020
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

EUR	10,000	92,075	5 February 2021
EUR	20,000	180,007	12 March 2021
EUR	20,000	179,533	17 December 2021
EUR	2,000	18,591	16 February 2026
TL	25,000	23,031	2 March 2022
TL	25,000	23,018	2 March 2022
USD	300	2,359	21 February 2022
USD	1,000	7,776	10 August 2024
Total financial assets		526,390

31 December 2019
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

EUR	17,990	121,456	29 May 2020
EUR	10,000	67,773	5 February 2021
EUR	20,000	133,072	17 December 2021
EUR	2,000	15,026	16 February 2026
USD	300	1,878	21 February 2022
USD	1,000	6,397	10 August 2024
Total financial assets		345,602

22

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Financial Assets (continued)

Debt investments at fair value through other comprehensive income (continued)

During the year, the following losses were recognized in other comprehensive income.

	Nine months ended		Three months ended
	30 September	30 September	30 September	30 September
	2020	2019	2020	2019
(Losses)/gains recognized in other comprehensive income
Related to debt securities	(7,846)	2,391	(4,183)	2,222
	(7,846)	2,391	(4,183)	2,222
13.	Equity

Share capital

The information regarding the changes in shareholder structure of the Company is disclosed in Note 1 and Note 21.

Dividends

Inteltek:

According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 13 March 2020, the shareholders resolved to pay a dividend amount equal to TL 38,029 out of profits for the year ended 31 December 2019 and a dividend out legal reserves amount equal to TL 34,985. The aggregate amount of dividends has been paid on 23 March 2020.

14.	Loans and borrowings
	30 September 2020	31 December 2019
Non-current liabilities
Unsecured bank loans	8,106,699	6,092,170
Secured bank loans	—	—
Lease liabilities	1,426,131	1,101,303
Debt securities issued	7,288,694	5,483,921
	16,821,524	12,677,394
Current liabilities
Unsecured bank loans	4,843,459	6,712,297
Secured bank loans	656	2,415
Lease liabilities	638,732	431,752
Debt securities issued	536,398	481,869
	6,019,245	7,628,333

The company has used loans in accordance with the loan agreement previously signed with J.P.Morgan and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance. As of 30 September 2020, the Company has used USD 47,100 loan on 1 April 2020, with a fixed interest rate of 3.84%.

23

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Loans and borrowings (continued)

As at 30 September 2020, the company signed a green loan agreement of EUR 50,000 with ING European Financial Services Plc. The respective loan has a maturity of 5 years and its annual interest cost is Euribor+1.95%. The loan facility is utilized to finance sustainable investments such as renewable energy, energy efficiency, green digital services and green buildings under the internationally recognized Green Loan Principles. The loan will be repaid at once at the end of the 5-year maturity term. The loan was fully utilized on 20 March 2020.

Within the scope of buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased their debt securities issued with a total nominal value of USD 5,000 as at 30 September 2020.

The company has decided to prepay and close its Club loan, which was utilized under the credit agreement disclosed on 17 September 2015 and which is to fully mature on 16 September 2020. Accordingly, the last two principal payments of the loan, which are due in June 2020 and September 2020 as per the credit agreement and which in total amount to EUR 148.4 million and USD 166.7 million were performed on 23 March 2020.

On 4 June 2020, CMB approval has been taken on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 600,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On 23 June 2020, the Company has issued management agreement based lease certificates through Halk Yatırım amounting TL 100,000 with the maturity of 18 November 2020.

The company has signed a loan agreement of EUR 500,000 with the China Development Bank on 10 August 2020, which can be used for the infrastructure investment financing of the Group for 3 years, and can be utilized both in EUR and RMB. The maturity of the loans is 8 years and the first 3 years are without principal repayment. The annual interest rate of the loan is Euribor+2.29% for the EUR tranche and the fixed 5.15% for the RMB tranche.

24

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 September 2020			31 December 2019
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest rate	Payment period	Carrying amount
Unsecured bank loans	EUR	Floating	Euribor+1.3%-Euribor+2.2%	2021-2026	6,190,701	Euribor+1.3%-Euribor+2.2%	2020-2026	5,638,726
Unsecured bank loans	USD	Floating	Libor+1.7%-Libor+2.2%	2023-2028	3,046,822	Libor+1.5%-Libor+2.2%	2020-2028	4,478,457
Unsecured bank loans	TL	Fixed	6.3%-14.5%	2020-2021	2,060,098	9.5%-11.5%	2020	1,442,818
Unsecured bank loans	UAH	Fixed	6.0%-9.0%	2020-2021	1,009,713	11.5%-18.0%	2020	1,043,883
Unsecured bank loans	RMB	Fixed	4.1%-5.5%	2020-2026	279,469	5.5%	2020-2026	200,583
Unsecured bank loans	USD	Fixed	3.8%	2029	330,482	—	—	—
Unsecured bank loans	EUR	Fixed	1.8%	2021	32,873	—	—	—
Secured bank loans (*)	BYN	Fixed	10.5%	2020	656	11.5%	2020	2,415
Debt securities issued	USD	Fixed	5.8%	2020-2028	7,722,907	5.8%	2020-2028	5,810,989
Debt securities issued	TL	Fixed	8.1%	2020	102,185	14.0%	2020	154,801
Lease liabilities	EUR	Fixed	1.0%-10.0%	2020-2034	173,422	1.0%-7.9%	2020-2031	162,786
Lease liabilities	TL	Fixed	9.8%-45.0%	2020-2048	1,183,072	12.8%-45.0%	2020-2048	735,211
Lease liabilities	USD	Fixed	4.0%-10.9%	2020-2028	19,534	3.9%-10.8%	2020-2027	18,564
Lease liabilities	UAH	Fixed	8.8%-24.0%	2020-2069	582,472	16.6%-24.0%	2020-2067	521,496
Lease liabilities	BYN	Fixed	11.5%-15.0%	2020-2028	106,363	11.7%-15.0%	2020-2028	94,998
					22,840,769			20,305,727

(*)	Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus.

25

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments

Fair value of derivative financial instruments at 30 September 2020 and 31 December 2019 are attributable to the following:

	30 September 2020		31 December 2019

	Assets	Liabilities	Assets	Liabilities

Held for trading	400,387	2,463	443,880	72,539
Derivatives used for hedging	697,375	83,600	483,448	—
Total	1,097,762	86,063	927,328	72,539

As at 30 September 2020, the total derivative financial assets of TL 949,096 (31 December 2019: TL 845,513) also includes a net accrued interest expense of TL 148,666 (31 December 2019: TL 81,815) and the total derivative financial liabilities of TL 98,928 (31 December 2019: TL 86,617) also includes a net accrued interest expense of TL 12,865 (31 December 2019: TL 14,078).

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 30 September 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Participating cross currency swap contracts
TL	1,680,420	EUR	400,100	248,090	23 October 2025
TL	239,107	EUR	52,008	28,220	22 April 2026
TL	128,525	EUR	18,573	33,682	22 April 2026
TL	243,224	USD	43,340	64,420	22 April 2026
TL	238,370	USD	43,340	50,104	22 April 2026
TL	199,988	USD	34,672	49,263	22 April 2026
TL	172,775	USD	30,338	48,806	22 April 2026
TL	135,654	USD	21,670	31,924	22 April 2026
TL	100,618	USD	17,336	20,199	22 April 2026
TL	85,206	USD	17,336	30,646	22 April 2026
Cross currency swap contracts
TL	107,377	RMB	162,121	92,021	22 April 2026
Derivatives used for hedge accounting financial assets				697,375

EUR 452,108 participating cross currency swap contracts includes TL 1,191,493 guarantees after CSA agreement (31 December 2019: 833,786 TL).

26

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Derivatives used for hedging (continued)

Participating cross currency swap and interest swap contracts

The notional amount and the fair value of participating cross currency swap and interest swap contracts for hedging purposes at 30 September 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Participating cross currency swap contracts
TL	170,066	USD	26,004	(7,504)	22 April 2026
Interest swap contracts
USD	86,680	USD	86,680	(36,157)	22 April 2026
USD	43,340	USD	43,340	(17,212)	22 April 2026
USD	34,672	USD	34,672	(12,115)	22 April 2026
USD	30,338	USD	30,338	(10,612	22 April 2026
Derivatives used for hedge accounting financial liabilities				(83,600)

Held for trading

Cross currency swap, interest swap, Fx swap and participating cross currency swap contracts

The notional amount and the fair value of cross currency swap, interest swap, FX swap and participating cross currency swap contracts for hedging purposes at 30 September 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Cross currency swap contracts
TL	45,504	EUR	7,200	21,815	23 September 2021
TL	99,154	USD	17,143	39,865	20 March 2023
TL	98,537	USD	17,143	40,265	20 March 2023
TL	33,263	RMB	38,801	11,284	22 April 2026
Interest swap contracts
USD	17,778	USD	17,778	38	29 September 2028
FX swap contracts
EUR	96,000	USD	113,983	13,574	7 October 2020
RMB	3,500	TL	3,876	164	8 December 2020
Participating cross currency swap contracts
TL	222,248	EUR	34,672	65,218	22 April 2026
TL	160,445	EUR	26,004	63,501	22 April 2026
TL	158,884	EUR	26,004	80,389	22 April 2026
TL	79,885	EUR	11,765	19,343	22 April 2026
TL	103,929	USD	17,336	21,693	22 April 2026
TL	98,295	USD	17,336	18,340	22 April 2026
Held for trading derivative financial assets				395,489

27

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at 30 September 2020 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity
USD	1,020	1,544	31 October 2020
USD	999	1,536	30 November 2020
USD	1,160	1,818	31 December 2020
Held for trading derivative financial assets		4,898

FX swap and interest rate swap contracts

The notional amount and the fair value of FX swap and interest rate swap contracts for hedging purposes at 30 September 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
FX swap contracts
EUR	120,000	USD	140,275	(853)	3 November 2020
Interest rate swap contracts
USD	22,222	USD	22,222	(1,610)	29 September 2028
Held for trading derivative financial liabilities				(2,463)

28

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values

	30 September 2020	31 December 2019	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts (*)	866,334	495,436	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates

-Held for trading	268,484	62,159

-Derivatives used for hedging	597,850	433,277

b) Cross currency swap, FX swap and interest swap contracts	140,467	351,768	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates

-Held for trading	124,542	301,597

-Derivatives used for hedging	15,925	50,171

c) Currency forward contracts	4,898	7,585	Level 2	Forward exchange rates at the balance sheet date

-Held for trading	4,898	7,585

(*) Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 192,428 lower as at 30 September 2020 (31 December 2019: TL 116,684).

There were no transfers between fair value hierarchy levels during the year.

29

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at 30 September 2020 on a hedge accounting basis:

Currency	Nominal Value	Maturity Date	30 September 2020	Fair Value Hierarchy	Hedge Ratio
Participating cross currency swap contracts
EUR Contracts	400,100	23 October 2025	248,090	Level 3	1:1
EUR Contracts	70,581	22 April 2026	61,902	Level 3	1:1
USD Contracts	234,036	22 April 2026	287,858	Level 3	1:1

Cross currency swap contracts
RMB Contracts	162,121	22 April 2026	92,021	Level 2	1:1

Interest rate swap contracts
USD Contracts	195,030	22 April 2026	(76,096)	Level 2	1:1

30

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Movements in the participating cross currency swap contracts for the periods ended 30 September 2020 and 31 December 2019 are stated below:

	30 September 2020	31 December 2019
Opening balance	495,436	653,142
Cash flow effect	(487,918)	(582,580)
Total gain/loss:
Gains recognized in profit or loss	858,816	424,874
Closing balance	866,334	495,436

Net off/Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 400,100 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 52,008 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to the valuations on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred EUR 263,804 as collateral to the Company (30 September 2020: TL 2,408,027) which was the amount exceeding the threshold and the Company transferred EUR 133,274 as collateral to the bank (30 September 2020: TL 1,216,534) which was the amount exceeding the threshold. The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 1,191,493 (31 December 2019: TL 833,786) that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 30 September 2020, if this transaction was not conducted, derivative financial instruments assets would have been TL 2,140,589 and current borrowings would have been TL 7,210,738.

31

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments

Impairment losses

Movements in the provision for impairment of trade receivables and due from related parties are as follows:

	30 September 2020 Contract Asset	30 September 2020 Other Asset
Opening balance	4,690	627,578
Provision for impairment recognized/(reversed) during the year	(432)	333,685
Amounts collected	—	(106,681)
Receivables written off during the year as uncollectible	—	(196,710)
Disposal of subsidiaries	—	(49)
Exchange differences	—	3,606
Closing balance	4,258	661,429

	30 September 2019 Contract Asset	30 September 2019 Other Asset
Opening balance	7,370	730,811
Provision for impairment recognized during the year	1,315	221,850
Amounts collected	—	(92,873)
Receivables written off during the year as uncollectible	—	(96,119)
Transfer	(3,785)	3,785
Exchange differences	—	6,070
Closing balance	4,900	773,524

Movements in the provision for impairment of receivables from financial services are as follows:

	30 September 2020	30 September 2019
Opening balance	163,500	200,273
Provision for impairment recognized during the year	101,814	181,810
Amounts collected	(58,319)	(94,585)
Receivables written off during the year as uncollectible	—	(79,545)
Unused amount reversed (*)	(59,069)	—
Exchange differences	16	742
Closing balance	147,942	208,695

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2019. Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for.

32

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	30 September 2020
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	1,833	11	—
Financial asset at fair value through other comprehensive income	8,855	61,369	—
Due from related parties - current	244	395	—
Trade receivables and contract assets	16,734	21,510	—
Other current assets	11,358	3,789	—
Cash and cash equivalents	841,945	248,455	23,550
	880,969	335,529	23,550
Foreign currency denominated liabilities
Loans and borrowings - non-current	(347,751)	(568,332)	(178,854)
Debt securities issued - non-current	(933,491)	—	—
Lease obligations - non-current	(1,823)	(15,005)	—
Other non-current liabilities	(57,349)	—	—
Loans and borrowings - current	(84,793)	(231,716)	(66,574)
Debt securities issued - current	(55,611)	—	—
Lease obligations - current	(679)	(3,995)	—
Trade and other payables - current	(178,776)	(23,106)	(230,511)
Due to related parties	(162)	(82)	—
	(1,660,435)	(842,236)	(475,939)

Loans defined as hedging instruments (*)	—	164,634	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	557,252	360,326	197,421
Currency forward contracts	264,680	—	—
Net exposure	42,466	18,253	(254,968)

(*) The Company designated EUR 164,634 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira.

33

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2019
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	71	5,412	—
Financial asset at fair value through other comprehensive income	1,393	50,721	—
Due from related parties - current	152	581	—
Trade receivables and contract assets	17,383	38,496	—
Other current assets	10,602	4,979	—
Cash and cash equivalents	173,376	1,203,574	—
	202,977	1,303,763	—
Foreign currency denominated liabilities
Loans and borrowings - non-current	(351,444)	(577,675)	(192,367)
Debt securities issued - non-current	(923,188)	—	—
Lease obligations - non-current	(2,399)	(19,282)	—
Other non-current liabilities	(60,529)	—	—
Loans and borrowings - current	(402,507)	(385,371)	(44,880)
Debt securities issued - current	(55,060)	—	—
Lease obligations - current	(725)	(5,178)	—
Trade and other payables - current	(156,320)	(44,103)	(555)
Due to related parties	(1,022)	(51)	—
	(1,953,194)	(1,031,660)	(237,802)

Loans defined as hedging instruments	—	145,105	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,830,226	(430,816)	234,367
Net exposure	80,009	(13,608)	(3,435)

34

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

10% strengthening/weakening of the TL, UAH and BYN against the following currencies at 30 September 2020 and 31 December 2019 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
30 September 2020
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	33,158	(33,158)	-	-
2- Hedged portion of USD risk (-)	-	-	(24,656)	24,656
3- USD net effect (1+2)	33,158	(33,158)	(24,656)	24,656

4- EUR net asset/liability	16,662	(16,662)	-	-
5- Hedged portion of EUR risk (-)	-	-	(96,577)	96,577
6- EUR net effect (4+5)	16,662	(16,662)	(96,577)	96,577

7- Other foreign currency net asset/liability (RMB)	(29,033)	29,033	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	(220)	220
9- Other foreign currency net effect (7+8)	(29,033)	29,033	(220)	220
Total (3+6+9)	20,787	(20,787)	(121,453)	121,453

Sensitivity analysis
31 December 2019
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	47,527	(47,527)	-	-
2- Hedged portion of USD risk (-)	-	-	(6,135)	6,135
3- USD net effect (1+2)	47,527	(47,527)	(6,135)	6,135

4- EUR net asset/liability	(9,050)	9,050	-	-
5- Hedged portion of EUR risk (-)	-	-	(39,558)	39,558
6- EUR net effect (4+5)	(9,050)	9,050	(39,558)	39,558

7- Other foreign currency net asset/liability (RMB)	(290)	290	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	(1,379)	1,379
9- Other foreign currency net effect (7+8)	(290)	290	(1,379)	1,379
Total (3+6+9)	38,187	(38,187)	(47,072)	47,072

35

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Fair values

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	30 September 2020	31 December 2019	Unobservable Inputs	30 September 2020	31 December 2019	Relationship of unobservable inputs to fair value

Contingent consideration	447,783	359,554	Risk-adjusted discount rate	%5.8-%7.1	5.2%-6.1%	A change in the discount rate by 100 bps would increase/decrease FV by TL (33,158) and TL 36,254 respectively.
			Expected settlement date	in instalments between 2025-2030	in instalments between 2026-2030	If expected settlement date changes by 1 year FV would increase/decrease by TL (28,512) and TL 30,461 respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the periods ended 30 September 2020 and 2019 is stated below:

	2020	2019
Opening balance	359,554	358,304
Losses recognized in profit or loss	88,229	72,531
Closing balance	447,783	430,835

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 12.

Financial liabilities:

As at 30 September 2020 and 31 December 2019; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short term nature. Material differences are identified only for the following borrowings:

As at 30 September 2020:

	Carrying amount	Fair value
Bank loans	5,215,749	5,272,917

As at 31 December 2019:

	Carrying amount	Fair value
Bank loans	4,149,275	4,192,304

36

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value (continued)

Financial liabilities (continued):

As at 30 September 2020, the fair value of debt securities issued by the Company in 2015 with a nominal value of USD 500,000 and fixed interest rate (Note 14), is TL 3,961,018 (31 December 2019: TL 3,058,366).

As at 30 September 2020, the fair value of debt securities issued by the Company in 2018 with a nominal value of USD 500,000 and fixed interest rate (Note 14), is TL 3,831,863 (31 December 2019: TL 2,961,300).

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

17.	Guarantees and purchase obligations

As at 30 September 2020, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 958,059 (31 December 2019: TL 819,508). Payments for these commitments will be made within 3 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 4,622,328 at 30 September 2020 (31 December 2019: TL 4,842,015).

18.	Commitments and contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

a)	Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time. The appeal process is pending.

In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company (decision has not been notified to the Company yet) and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions. The correction of the decision process is pending.

37

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Commitments and contingencies (continued)

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision with the request of the stay of the execution. As a result of the appeal process, the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, the Council of State, decided to reverse the first instance court decision. Upon this reverse decision, the case was sent to the first instance court and the trial of the case is pending there.

On the other hand, the Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company alleging that The Company violated the competition by determining the re-sale price of the units. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. Subsequently, the Competition Authority accepted some of the claims of the Company and reduced the administrative fine to TL 61,294 with its decision.

The aforementioned fine was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed for a stay of execution and cancellation of the aforementioned administrative fine. The Court rejected the stay of execution request. The Company objected to the decision. Objection was rejected. The case is pending.

Other ongoing lawsuits and tax investigations

In 2019, JSC Kazakhtelecom initiated arbitration proceedings against the Company related to its acquisition of JSC Kcell shares, which was subsidiary of the Fintur. The total claim against Turkcell and other shareholder Telia Company A.B. amounts to TL 515 million (USD 66 million) plus interest, of which maximum of Turkcell’s share amounts to TL 138 million (USD 18 million) under the scope of agreements signed by parties. The arbitration proceeding continues.

Investigations which were started in the period are going on (i) limited scope tax investigation regarding SCT for 2015 and 2016 fiscal years, (ii) treasury share investigation for the periods of April/May/June of 2020 fiscal year.

In addition, following tax investigations which were started previous periods are going on (i) prepaid card sales and other transactions for 2017 fiscal year regarding SCT, (ii) 2018 fiscal year transactions regarding SCT, Corporate Income Tax and Value Added Tax (iii) limited scope tax investigation regarding to Corporate Income Tax for 2015 and 2017 fiscal years.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as less than probable on aforementioned lawsuits and investigations, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 30 September 2020 (31 December 2019: None).

38

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.	Related parties

Transactions with key management personnel

Key management personnel comprise of the Group's members of the Board of Directors and chief officers. There are no loans to key management personnel as of 30 September 2020 and 2019.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	Nine months ended		Three months ended
	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Short-term benefits	66,001	57,789	24,818	18,416
Termination benefits	3,570	56,702	60	4,549
Share based payments	4,197	3,401	2,510	1,134
Long-term benefits	758	423	330	163
	74,526	118,315	27,718	24,262

Transactions with related parties

The following transactions occurred with related parties:

	Nine months ended		Three months ended
Revenues from related parties	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Sales to Telia Carrier Germany GmbH (“Telia Carrier”)
Telecommunications services	10,512	7,703	4,754	2,768
Sales to Telia Carrier AB
Telecommunications services	2,066	—	904	—
Sales to Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”)
Call center services	570	—	181	—
Sales to Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (“TOGG”)
Telecommunications services	380	—	371	—
Sales to Sonera Holding B.V. (*)
Revenue from sales of discontinued operations	—	772,436	—	—
Sales to Kyivstar GSM JSC (“Kyivstar”) (**)
Telecommunications services	—	27,050	—	—
Sales to Vimpelcom OJSC (“Vimpelcom”) (**)
Telecommunications services	—	6,191	—	—
Sales to other related parties	1,168	5,499	493	3,070
	14,696	818,879	6,703	5,838

	Nine months ended		Three months ended
Related party expenses	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Charges from Sofra
Meal coupons and cards	18,461	—	6,491	—
Charges from Telia Carrier
Telecommunications services	9,276	6,223	1,444	3,355
Charges from Kyivstar (**)
Telecommunications services	—	40,210	—	—
Charges from Vimpelcom (**)
Telecommunications services	—	1,228	—	—
Charges from other related parties	1,198	4,045	455	1,704
	28,935	51,706	8,390	5,059

(*) The share transfer of Fintur has been completed on 29 March 2019 to Sonera Holding, gain on sale of the associate, amounting to TL 772,436 has been recognized under profit from discounting operations in the consolidated financial statements.

(**) As of 18 June 2019 and thereafter, Kyivstar and Vimpelcom are not considered as related party.

39

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Subsidiaries

The Group’s ultimate parent company is Turkcell Holding, Subsidiaries, associates and a joint venture of the Company as at 30 September 2020 and 31 December 2019 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		30 September	31 December
Name	Incorporation	Business	2020 (%)	2019 (%)
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
Lifecell Dijital Servisler (1)	Turkey	Development and providing of digital services and products	100	-
Lifecell Bulut (1)	Turkey	Cloud solutions services	100	-
Lifecell TV (1)	Turkey	Online radio, television and on-demand streaming services	100	-
Lifecell Müzik (1)	Turkey	Radio, television and on-demand streaming services	100	-
Global Tower	Turkey	Telecommunications infrastructure business	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkey	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
Lifecell Communication (2)	Netherlands	Providing digital services and products	100	-
Lifecell İletisim (2)	Turkey	Providing digital services and products	100	100
Beltel	Turkey	Telecommunications investments	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
Inteltek (3)	Turkey	Information and entertainment services	-	55
			Effective Ownership Interest
Associates	Country of		30 September	31 December
Name	Incorporation	Business	2020 (%)	2019 (%)
TOGG	Turkey	Electric passenger car development, production and trading activities	19	19
			Effective Ownership Interest
Joint Venture	Country of		30 September	31 December
Name	Incorporation	Business	2020 (%)	2019 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(1) On 28 February 2020, Lifecell Dijital Servisler, which will develop and provide digital services and products, was incorporated by Turktell, a subsidiary of the Group, under the laws of Republic of Turkey. On 21 April 2020, Lifecell Bulut, which will provide cloud solutions services, Lifecell TV, which will provide online radio, television and on-demand streaming services and Lifecell Müzik, which will provide radio, television and on-demand streaming services, were incorporated by Lifecell Dijital Servisler which is 100% owned by Turktell, a subsidiary of the Group.

(2) On 21 July 2020, the trade name of TÖFAŞ was changed to Lifecell İletisim and its business activity is determined and announced as providing telecommunication services. On 7 September 2020, Lifecell Communication, which will provide digital services and products, was incorporated by Lifecell Ventures, a subsidiary of the Group. On 30 September 2020, 100% of the shares of Lifecell İletisim were transferred to Lifecell Communication and the related transaction was registered and announced as of 12 October 2020.

(3) The Company has signed a definitive agreement on 29 July 2020 to transfer its total shareholding in Inteltek to other shareholder of aforementioned, Intralot Iberia Holding SAU. The transfer of shares and proceeds were completed on 30 September 2020. The final value of the transaction is realized as TL 6,063. Subsequently, the Company loses its control over Inteltek. This transaction has no material effect on the Group’s financial statements.

40

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

21.	Subsequent events

On 24 September 2020, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2019 amounting to TL 811,622; this represents a gross cash dividend of TL 0.36892 per share. The dividend will be paid on 30 November 2020 to the shareholders.

On 21 October 2020, the following main amendments to the articles of association have been approved by the Ordinary General Assembly: (i) the size of the board of directors has increased from seven members to a total of nine members; (ii) 15% of the total issued shares of Turkcell, owned by TVF BTIH as the surviving entity from the Turkcell Holding / TVF BTIH merger, have been re-classified as a separate class of Group A Shares (the “Group A Shares”); (iii) a nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment as members of the board of directors of the Company (the “Nomination Privilege”); a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of (a) five members of the board of directors of the Company, and (b) the chairman of the presiding committee of the general assembly of shareholders; (iv) all shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell’s shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones); (v) the chairman of the board of directors shall be elected amongst the members of the board of directors appointed through the exercise of the above mentioned privileges; (vi) the meeting quorum requirement of the board of directors requires five directors, and the decision quorum requires the affirmative vote of at least five directors; and (vii) so long as the above mentioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

The completion of the transactions announced on 17 June 2020 between the company’s direct and indirect shareholders and certain of its related parties, TVF, through Türkiye Varlık Fonu Yönetimi A.Ş., TVF BTIH, Ziraat Bankası A.Ş. took place on 22 October 2020, at the completion date among other things, (i) Telia, the holder of 47.09% shares of Turkcell Holding (indirectly 24.02% in Turkcell) divested of all of its interest in Turkcell’s shareholding structure by selling its shares to TVF BTIH; (ii) Cukurova Telecom Holdings Limited, the holder of 52.91% shares of Turkcell Holding according to public announcements (indirectly 26.98% in Turkcell) divested all of its interest in shareholding structure by selling its shares to TVF BTIH; (iii) following the merger of Turkcell Holding with TVF BTIH, IMTIS Holdings S.a r l. (“IMTIS Holdings”) acquired 24.8% of the issued shares of Turkcell, from TVF BTIH.

Following completion of the transactions, as of 22 October 2020, capital shares and voting rights of TVF BTIH and IMTIS Holdings in the Company have become 26.2% and 24.8%, respectively. 49% of the Company shares will continue to be traded in domestic and foreign stock exchanges as it is now.

41

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 9, 2020	By:	/s/Helin Sinem Celikbilek
Name: Helin Sinem Celikbilek Title: Investor Relations Manager

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 9, 2020	By:	/s/Osman Yilmaz
Name: Osman Yilmaz Title: Finance - Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 9, 2020	By:	/s/Kamil Kalyon
Name: Kamil Kalyon Title: Reporting Director